UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41796

NATURE WOOD GROUP LIMITED

(Registrant’s Name)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Chief Executive Officer

On July 5, 2024, Nature Wood Group Limited (the “Company”) announced that Mr. Hubei Song has been appointed as the chief executive officer of the Company (“CEO”) to succeed Mr. Jianjun Zeng, who is stepping down as CEO due to health reasons. Mr. Zeng will act as a consultant of the Company following his resignation as CEO. Mr. Zeng has confirmed that his decision to resign did not result from any disagreement with the Company.

The biographical details of Mr. Song are as follows:

Mr. Song, aged 44, has over 20 years of experience in the wood industry. He was employed by Nature Home (China) Co., Ltd. from 2004 to 2018 with his last position as the deputy general manager of the supply chain center of the company. He was primarily responsible for overseeing the management and operation of the supply chain. From 2019 to 2020, he was the executive vice president of the Company, and was responsible for overseeing the business development and operation of the Group. From 2021 to May 2024, he served as the deputy general manager of the production center of Nature Home (China) Co., Ltd. and was primarily responsible for strategic production planning. Mr. Song obtained an undergraduate degree in business philosophy from Peking University Shenzhen Graduate School.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nature Wood Group Limited

	By:	/s/ Hok Pan Se
	Name:	Hok Pan Se
Date: July 5, 2024	Title:	Director